FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 19, 2005 (“TIM Introduces Blackberry In Brazil")	Page No 3

Document 1

January 19, 2005

FOR IMMEDIATE RELEASE

TIM INTRODUCES BLACKBERRY IN BRAZIL

Sao Paulo, Brazil and Waterloo, Ontario – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and TIM Brasil (a TIM Group company) today announced the availability of the BlackBerry® Wireless Solution for corporate customers in Brazil. TIM Brasil is now offering the BlackBerry 7230™ operating on its GSM/GPRS network.

“With the launch of BlackBerry, TIM Brasil is offering its corporate clients, as well as governments and institutions, a wide range of technological innovations already approved by the global market that will help Brazilian companies to increase their productivity and gain more mobility in their businesses in all Brazilian states and abroad,” said Mario Cesar Pereira de Araujo, President of TIM Brasil, a leading Brazilian GSM mobile operator.

The data and voice-enabled BlackBerry 7230(TM)features*:

  Phone, email, text messaging, web browser, organizer, corporate data applications and more in a single wireless handheld
  Secure, push-based wireless connectivity that delivers messages automatically without prompting or downloading
  Cradle-free wireless email and calendar synchronization
  Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, and ASCII)
  A high resolution color display supporting more than 65,000 colors
  Tri-Band support that operates on 900/1800/1900 MHz GSM/GPRS wireless networks, allowing international roaming
  A full-featured connected organizer with PC synchronization
  Superior battery life for optimal wireless performance
  A small form factor with a light and comfortable feel and an easy-to-use thumb-typing QWERTY keyboard
  A Java(TM)development platform based on open standards

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM® Lotus® Domino® to enable secure, push-based, wireless access to email and calendar and provides a robust platform for wireless enterprise applications.

“BlackBerry is already used by more than two million subscribers worldwide and we are pleased to extend the availability of BlackBerry to mobile customers in Brazil for the first time,” said Don Morrison, Chief Operating Officer at Research In Motion. “With BlackBerry and TIM Brasil’s leading network services, customers can enjoy the freedom of staying connected to people and information while on the go.”

Customers	are able to purchase BlackBerry from TIM Brasil through their TIM Business corporate account managers. — more —

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
TIM Brasil
In Press Porter Novelli
Jacqueline Breitinguer
+55 21 3082-0108 and +55 21 8134-8620
jacqueline.breitinger@inpresspni.com.br

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Some features may require BlackBerry Enterprise Server

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 19, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller